Exhibit 3.1
FIRST AMENDMENT TO
AMENDED & RESTATED BY-LAWS
OF
READY MIX, INC.
a Nevada corporation
     The Amended and Restated By-Laws of Ready Mix, Inc., a Nevada corporation (the “Corporation”), effective as of November 7, 2007, are hereby amended, as follows:
1.	Article VIII (Special Provisions) of the By-Laws are hereby added:
Section 1: In accordance with Section 78.378 of Chapter 78 of the Nevada Revised Statutes, as of the adoption of this Section 1 by the Board of Directors, the Corporation hereby affirmatively elects to have the provisions of Section 78.378 to Section 78.3793, inclusive, of Chapter 78 of the Nevada Revised Statutes not apply to the Corporation or to any acquisition of a controlling interest by any existing or future stockholder, whether or not identified. The provisions of this Section 1 shall remain in full force and effect for a minimum of 10 days after the adoption hereof and shall only be amended, added, altered or repealed by affirmative vote of a majority of the Board of Directors present at a called regular or special meeting of the Board of Directors, provided notice of the general nature or character of the proposed amendment, addition, alteration or repeal is given in the notice of said meeting.
     IN WITNESS WHEREOF, the Corporation has caused this First Amendment to Amended and Restated By-Laws to be executed by its duly authorized and acting Secretary.

/s/ Clint Tryon
Clint Tryon, Secretary